Results of Special Meeting of Shareholders
June 14, 2004


On June 14, 2004, a Special Meeting of Shareholders of Granum Value Fund (the "Fund"), a series of Granum Series Trust (the "Trust), was held to elect three persons to serve as trustees of the Trust.


The results of the voting for the election of Trustees of the Trust were as follows:

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                                For     Withold      Broker
            Nominees         Election  Authority    Non-votes      Status
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Harry P. Kamen               3,276,525       18,576     0      Incumbent Trustee
Paul J. McDonald             3,272,102       22,999     0      Incumbent Trustee
Joseph J. Plumeri            3,285,463        9,638     0       New Trustee
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